Protagenic Therapeutics, Inc.

149 Fifth Avenue

New York, NY 10010

December 30, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Protagenic Therapeutics, Inc. Registration Statement on Form S-3 Filed June 14, 2024 File No. 333-280244

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with EDGAR on December 20, 2024, in which we, Protagenic Therapeutics, Inc., requested to accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-280244) (the “Registration Statement”) so that it would become effective on December 24, 2024 at 12:00 pm, Eastern Standard Time, or as soon as practicable thereafter. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

PROTAGENIC THERAPEUTICS, INC.

By:	/s/ Alexander K. Arrow
Alexander K. Arrow Chief Financial Officer

cc: Dean Colucci, Duane Morris LLP